PRESS RELEASE                                               [LOGO]PIONEER
                                                                  Investments(R)

FOR IMMEDIATE RELEASE
May 23, 2008

   PIONEER MUNICIPAL AND EQUITY INCOME TRUST AND PIONEER TAX FREE INCOME FUND
                            ANNOUNCE PROPOSED MERGER

BOSTON, Massachusetts - Pioneer Municipal and Equity Income Trust (NYSE: PBF) and Pioneer Tax Free Income Fund announced today that each fund's Board of Trustees has approved a plan to merge PBF, a closed-end fund, into Pioneer Tax Free Income Fund, an open-end fund.

The proposed merger is subject to the approval of shareholders of PBF. A shareholder meeting is anticipated to be held in September 2008. If approved by shareholders of PBF, the merger is expected to take place in September 2008. The Trustees believe that the proposed merger is in the best interests of shareholders of both funds. Details of the rationale for this merger will be contained in the proxy materials to be sent to shareholders of PBF. There can be no assurance that the merger will be approved or, if approved, completed.

Under the terms of the proposed merger, all of the assets and liabilities of PBF attributable to its common shares would become the assets and liabilities of Pioneer Tax Free Income Fund, and PBF would cease to exist. The outstanding common shares of PBF would be converted into a number of whole or fractional Class A shares of Pioneer Tax Free Income Fund with an aggregate net asset value equal to the aggregate net asset value of the common shares of PBF immediately prior to the merger. Pioneer Investment Management, Inc. (Pioneer) is each fund's investment adviser.

The merger would provide shareholders of PBF with shares of an open-end fund, providing liquidity for their shares at net asset value as a result of the merger, thereby eliminating the discount at which PBF shares historically have traded. The merger is expected to qualify as a tax-free transaction.

Both funds invest in municipal securities that provide income that is exempt from regular federal income tax. PBF also invests a portion of its assets in equity securities that pay tax-qualified dividends.

In connection with the proposed merger, PBF would call for the redemption and redeem all of its outstanding Auction Market Preferred Shares. Additional information about the redemption process will be given at a later date.

Bulldog Investors General Partnership (BIGP) and one of its partners, Full Value Partners, L.P. (Full Value), investors holding in the aggregate approximately 18.6% of the common shares of PBF, have reached an agreement with Pioneer to vote their shares in favor of the proposed merger. BIGP and Full Value also have agreed to vote their shares in accordance with the recommendation of the Trustees of PBF with respect to each proposal submitted to shareholders at PBF's 2008 annual meeting of shareholders, if held, or at any other meeting of PBF's shareholders held prior to the completion of the merger. In addition, BIGP and Full Value have agreed not to nominate any person for election as trustee at, or to make or submit

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For further information contact

Geoff Smith          Tel: 617-422-4727        geoff.smith@pioneerinvestments.com
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PRESS RELEASE                                               [LOGO]PIONEER
                                                                  Investments(R)

any proposal for, these shareholder meetings. If the merger is approved, the 2008 annual shareholder meeting would not be held.

In connection with the proposed merger, PBF and Pioneer Tax Free Income Fund will file relevant materials with the Securities and Exchange Commission (SEC), including a combined proxy statement for PBF and prospectus for Pioneer Tax Free Income Fund. Any solicitation of proxies by PBF in connection with the shareholder meeting will be made only pursuant to such proxy materials. Investors should consider the investment objectives, risks and expenses of Pioneer Tax Free Income Fund before investing or voting with respect to the merger. Because the proxy statement/prospectus will contain this and other important information, PBF's shareholders are urged to read it carefully when it becomes available and before voting with respect to the merger. Once the proxy statement/prospectus has been filed with the SEC and becomes effective, it will be available free of charge at the SEC's website, www.sec.gov, under filings for Pioneer Tax Free Income Fund. PBF shareholders also will be able to obtain copies of the final documents, when available, by calling Pioneer Investments at 1-800-622-3265.

This is not an offer to buy shares of any fund, nor is it a solicitation of any proxy.

About Pioneer Investments
-------------------------

Pioneer Investments is the trade name for Pioneer Global Asset Management S.p.A. and its subsidiaries, a global investment firm with offices in 25 countries and approximately $327.6 billion in assets under management as of April 30, 2008, of which approximately $73.5 billion was managed in the U.S. Founded in 1928, our flagship mutual fund, Pioneer Fund, is the third-oldest mutual fund in the U.S. Pioneer Investment Management, Inc. is the investment advisory subsidiary of Pioneer Investment Management USA Inc. PIM USA Inc. is the North American operating subsidiary of Pioneer Global Asset Management S.p.A., which is a wholly-owned subsidiary of UniCredito Italiano S.p.A.

This is a communication prior to the furnishing of a proxy statement by PBF and its Board of Trustees. Pioneer Investment Management, Inc. and its affiliates receive advisory and other fees disclosed in the combined proxy statement/prospectus. A definitive proxy statement will be sent to shareholders of record as of the record date, which has not yet been set.

Pioneer Funds Distributor, Inc. is the Underwriter and Distributor for Pioneer mutual funds, 60 State Street, Boston, MA 02109, Member SIPC, Member of the UniCredito Italiano Banking Group, Register of Banking Groups. (C) 2008 Pioneer Investment Management, Inc.

Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and once issued, shares of closed-end funds are purchased and sold in the open market through a stock exchange and frequently trade at prices lower than their net asset values. Net asset value (NAV) is calculated as total assets less total liabilities divided by the number of common shares outstanding.

(C) 2008 Pioneer Investment Management, Inc. 60 State Street Boston, MA 02109. Member of the UniCredito Italiano Banking Group, Register of Banking Groups

Shareholder Inquiries: Please contact your financial advisor or visit www.pioneerinvestments.com.

Broker/Advisor Inquiries Please Contact:        800-622-9876

Media Inquiries Only Please Contact:            Geoff Smith
                                                617- 422-4727

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For further information contact

Geoff Smith          Tel: 617-422-4727        geoff.smith@pioneerinvestments.com
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